EXHIBIT 1.01

GRAPHIC PACKAGING HOLDING COMPANY

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2013

This Conflict Minerals Report is presented to comply with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 (the “Rule”) and Form SD promulgated thereunder. The Rule implements reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. In accordance with Instruction (2) to Item 1.01 of Form SD, this Conflict Minerals Report has not been audited by an independent private sector auditor.

Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten, as well as any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Together with gold, these minerals may be referred to herein as 3TG. Graphic Packaging Holding Company (together with its subsidiaries, the “Company”) has determined that certain components made with 3TG are necessary to the functionality of certain of its packaging machinery products. In accordance with the Rule, therefore, the Company was required to undertake a reasonable country of origin inquiry (“RCOI”) to determine if the 3TG originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources. Because the Company has been unable to definitively determine the country of origin of all of the 3TG used in its products, the Company is required to exercise due diligence on the 3TG’s source and chain of custody and submit this Conflict Minerals Report that includes a description of the due diligence measures conducted.

Company Overview

The Company is a leading provider of packaging solutions to food, beverage and other consumer products companies. The Company is the largest U.S. producer of folding cartons and holds leading market positions in coated unbleached kraft paperboard, coated-recycled paperboard and multiwall bags. In addition to providing paperboard and flexible packaging, the Company designs and manufactures specialized, proprietary packaging machines that package bottles and cans and, to a lesser extent, non-beverage consumer products. For 2013, the paperboard packaging segment’s sales were $3,844.3 million or 85.9% of total sales and the flexible packaging segment’s sales were $633.8 million, or 14.1% of total sales. Of the paperboard packaging segment’s sales, approximately $30 million (less than 1% of total sales), consist of sales of or lease payments received for the Company’s packaging machinery.

Due Diligence

During 2013, members of our legal, environmental and supply chain organizations met to discuss and plan the due diligence measures that the Company would take as a part of its RCOI. The Company’s initial assessment indicated that its paperboard and flexible packaging products were unlikely to contain 3TG, although it was possible that some of the coatings on the packaging materials could include 3TG. The initial assessment also indicated that the Company’s packaging machinery was likely to contain certain conflict minerals, primarily due to the presence of 3TG in electronic parts obtained from various suppliers.

Because of the different risk profiles of the Company’s packaging and machinery products with respect to whether they contain 3TG, the Company used two different processes as part of its RCOI - one for packaging products and one for machinery products. Both processes were intended to comply, in all material respects with the framework provided by The Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas, an internationally-recognized due diligence framework. In both processes, the Company relied upon its direct suppliers to provide information about the existence of 3TG in the raw materials and components purchased by the Company, as well as the origin of the 3TG, if any, in such raw materials and components. The Company does not directly source or use 3TG in any of its own manufacturing processes. Because many of the Company’s suppliers operate under existing multi-year contracts, the Company cannot unilaterally require suppliers to provide such information or use only 3TG determined to be “DRC conflict free” as such term is defined in the Rule. As the Company enters into new contracts or renews existing contracts, the Company will attempt to include provisions requiring suppliers to provide information about existence of and source of 3TG in their products. The Company expects that it will take a number of years to ensure that all of its contracts contain provisions requiring its suppliers to provide conflict minerals information.

Packaging Products Due Diligence Process

To determine whether the Company’s packaging products contain 3TG, the Company used its best efforts to obtain a response from each supplier of raw materials regarding the presence (or absence) of 3TG from the Covered Countries in their products. The questionnaire used included a certification that no 3TG from the Covered Countries are in the products supplied to the Company. Responses from the raw material suppliers were reviewed and no raw materials containing 3TG from the Covered Countries were identified. Based on the responses from the suppliers, the Company determined that its paperboard and flexible packaging products do not contain 3TGs from the Covered Countries.

Packaging Machinery Due Diligence Process

To determine whether the Company’s packaging machinery products contain 3TG, the Company first identified 54 suppliers who provide material, parts and components specifically for incorporation into the Company’s packaging machinery. The Company then sent a letter requesting that each such supplier complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSI) Conflict Minerals Reporting Template (the “Template”). The Template provides a standardized method for the Company to use in the collection of representations, statements and data from its suppliers relative to the presence, use, source and chain of custody of conflict minerals in materials, parts and components that are incorporated in the Company’s packaging machinery products for sale or lease to end-use customers. Along with the Template, the Company submitted the EICC-GeSI’s Smelter Reference List, which is a compilation of names and locations of known smelters and refiners.

All but five of the 54 suppliers to whom letters were sent provided responses. Of the suppliers that responded, 42 indicated that their products did not contain 3TG or that the 3TG in their products was not sourced in the Covered Countries. Seven suppliers indicated that it was probable that their products contain 3TG, but that the source of the 3TG was unknown or the status of their vendor as “conflict free” was unknown. Four of the seven suppliers who responded that it was probable that their products contain 3TG, but could not identify the source indicated that they are currently developing a sourcing due diligence policy or program. Based on these responses, the Company was unable to determine definitively whether or not all materials, parts and components incorporated in the Company’s packaging machinery products during 2013 contain or utilize conflict minerals in their manufacture and whether such conflict minerals are DRC conflict free.

Due Diligence Results

Based on the due diligence processes for both paperboard packaging and packaging machinery described above, the Company has determined that for 2013 its products are DRC conflict undeterminable.

Risk Mitigation and Due Diligence Improvement Program

In 2014, the Company will take the following steps to mitigate the risk that conflict minerals necessary to the functionality or production of its products benefit or finance armed groups in Covered Countries:

•	Expand the number of suppliers from whom we obtain conflict minerals information;

•	Continue to work with suppliers who provided incomplete or insufficient information in 2013 in an effort to obtain complete and accurate information;

•	Request information again from suppliers to our packaging machinery business by utilizing the EEIC-GeSI Conflict Minerals Reporting Template;

•	Include provisions requiring suppliers to provide information about existence of and source of 3TG in their products in new and renewed contracts.